Exhibit 1

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(IN VOLUNTARY LIQUIDATION)
Twin Towers, 33 Jabotinsky Street
Ramat Gan 52511, Israel
Tel: 972 - 3 - 7516449

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

March 8, 2007

Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of I.I.S. Intelligent Information Systems Limited (in voluntary liquidation)(“IIS” or the “Company”) will be held on April 17, 2007, at the offices of the Company, located at Twin Towers, 33 Jabotinsky Street, Ramat Gan 52511, Israel, at 11:30 A.M. local time, for the following purposes:

(a)	To receive and consider the Liquidators Report and the Audited Financial Statements of the Company for the fiscal years ended December 31, 2004, 2005 and 2006;

(b)	To approve, as a special resolution, the termination of the voluntary liquidation of the Company, and other related matters;

(c)
To appoint directors to the Company’s Board of Directors (including two external directors in accordance with the Israeli Companies Law, 1999) to assume office subject to the termination of the voluntary liquidation of the Company and to determine the compensation of the external directors;

(d)
To appoint Kesselman & Kesselman, a member of PriceWaterhouseCoopers as the Company’s auditors for the fiscal year ending December 31, 2007 and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services; and

(e)	To authorize the Company to procure Directors and Officers insurance.

Shareholders of record at the close of business on March 8, 2007 are entitled to notice of and to vote at the Meeting. As of March 8, 2007, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 11,576,359 ordinary shares. Each ordinary share entitles the holder to one vote.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the enclosed pre-addressed envelope. No postage is required if mailed in the United States.

In accordance with the Company’s Articles of Association, all proxies must be received by American Stock Transfer and Trust Company, the Company’s transfer agent (59 Maiden Lane, Plaza Level, New York, NY 10038, Telephone (718) 921-8248, Attn Mr. Wilbert Myles) , or by the Company at its registered office, located at Twin Towers, 33 Jabotinsky Street, Ramat Gan 52511, Israel, at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voting at the Meeting. Shareholders who wish to revoke a proxy must do so by written notice to the Company and the Company’s transfer agent not later than 24 hours before the Meeting and any shareholder revoking a proxy as aforesaid will only be entitled to vote such shareholder’s shares in person at the Meeting.

According to the Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing twenty five percent (25%) of the total voting rights in the Company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the Meeting, any two shareholders present in person or by proxy shall be a quorum. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

Joint holders of Ordinary Shares should take note that, pursuant to Article 40 of the Articles of Association of the Company, the vote of the senior of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

Mr. Robi Hartman Mr. Aharon (Ronny) Jacobowitz
Joint Liquidators

The Auditors Report, the Audited Financial Statements of the Company for the years ended December 31, 2004, 2005 and 2006 as well as the proxy for the Meeting are attached to this Notice and are available on our website (http://www.iislf com) or upon request from the Company.

2

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
(IN VOLUNTARY LIQUIDATION)
Twin Towers, 33 Jabotinsky Street
Ramat Gan 52511, Israel

___________________

PROXY STATEMENT
___________________

This proxy statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value per share (the “Ordinary Shares”), of I.I.S. Intelligent Information Systems Limited, an Israeli company (“IIS” or the “Company”), in connection with the solicitation of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) scheduled to be held on April 17, 2007, at the offices of the Company, Twin Towers, 33 Jabotinsky Street, Ramat Gan 52511, Israel at 11:30 A.M. local time or at any adjournment or postponement thereof. A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by a proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described below.

It is proposed at the Meeting: (a) to receive and consider the Liquidator’s Report and the Audited Consolidated Financial Statements of the Company and its subsidiary for the years ended December 31, 2005 and 2006; (b) to approve, as a special resolution, the termination of the voluntary liquidation of the Company, the removal of the liquidators and other related matters; (c) to appoint directors to the Company’s Board of Directors (including two external directors in accordance with the Israeli Companies Law, 1999) to assume office subject to the termination of the voluntary liquidation of the Company and to determine the compensation of the external directors, (d) to appoint the Company’s auditors for the fiscal year ending December 31, 2007 and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services, and (e) to authorize the Company to procure Directors and Officers insurance.

Proxies will be mailed on or about March 12, 2007 to shareholders of record at the close of business on March 8 2007. The Company will bear the cost of solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

OUTSTANDING SHARES, VOTING RIGHTS
AND BENEFICIAL OWNERSHIP

The Company had outstanding, as of February 28, 2007, 11,576,539 Ordinary Shares, each of which is entitled to one vote upon the matters to be presented to the Annual General Meeting. Only shareholders of record at the close of business on March 8, 2007 will be entitled to vote at the Meeting. The quorum at the Meeting shall be at least two shareholders present in person or by proxy, holding or representing at least twenty five percent (25%) of the total voting rights in the Company.

The following table sets forth, as of February 28, 2007, the number of Ordinary Shares of the Company owned by (i) all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and (ii) all directors and officers as a group. There are no outstanding warrants and options.

		Percentage of
	Number of Ordinary	Ordinary Shares
Name and Address	Shares Beneficially Owned	Beneficially Owned(1)
CDC Holdings Ltd	1,258,225(2)	10.87%
Robi Hartman	2,748,901(3)	23.75%

_____________________
(1)	Percentage ownership is based on 11,576,539 shares outstanding as of February 28, 2007.

(2)	As reported on Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002.

(3)
As reported on Schedule 13D filed with the Securities & Exchange Commission, dated January 24, 2007. Mr. Hartman is a joint liquidator of the Company and, if termination of the voluntary liquidation is approved, will act as Chief Executive Officer and Chairman of the Company.

RECEIPT AND CONSIDERATION OF LIQUIDATORS’ REPORT AND AUDITED
CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, the Liquidators’ report and the Audited Financial Statements of the Company for the fiscal years ended December 31, 2004, 2005 and 2006, will be presented and discussed.

This item will not involve a vote of the shareholders.

CANCELLATION OF VOLUNTARY LIQUIDATION OF THE COMPANY

(Item 1 on the Proxy Card)

Background

On July 29, 2004 the shareholders of the Company approved the voluntary liquidation of the Company, the appointment of Messrs. Robi Hartman and Aharon Jacobowitz as the joint liquidators, determination of their fees and compensation and other related matters. At that time, the only operating assets of the Company were minority holdings in two private companies StoreAge Networking Technologies, Ltd (“StoreAge”) and Enargis Storage Solutions Ltd. (“Enargis”). As of June 15, 2004 the Company had approximately $200,000 in cash and short-term investments and no foreseeable prospects of income. The Company believed that it was in its best interests and those of its shareholders not to use the Company’s remaining cash to pay legal, auditing, listing fees, directors and officers fees and compensation, to maintain directors and officers liability insurance, or for other ongoing company expenses which could be avoided or reduced by voluntary liquidation, without harming the ability to realize in the future the value of the Company’s minority holdings in StoreAge and Enargis. The Company believed at the time that its holdings in StoreAge might have significant value but the realization value at that time was not attractive. Consequently, it was considered to be beneficial to the Company and its shareholders to continue to hold this asset until an attractive exit alternative could be found and the voluntary liquation of the Company would allow the Company to continue to manage this investment at the lowest possible cost until such time.

At the time of approval of the voluntary liquidation, if the Company had not gone into voluntary liquidation, the Company estimated that its cash reserves might be exhausted by December 31, 2004, it would not have a functioning board of directors and would not have any prospects of raising financing at a reasonable valuation without significant dilution to its shareholders.

In November 21 2006 LSI Logic Inc. acquired all the outstanding shares of StoreAge for cash and the Company received $5,416,692 in cash from the proceeds of such sale, of which $703,793 is being held in escrow according to an agreement between LSI Logic Inc. and all former holders of StoreAge securities for 18 months to satisfy any possible future claims. As of February 28, 2007, the Company had approximately $5,000,000 in cash and short-term investments (including the escrow amount specified above and assuming payment of all incurred but unpaid expenses as of February 28, 2007 that will be paid only after the shareholders meeting convened for April 17, 2007).

The shareholders of the Company currently have the following options:

1.    To terminate the voluntary termination of the Company and to thereby allow the Company’s executive management to seek to find and, subject to approval by the Company’s Board of Directors and shareholders in accordance with Israeli law, combine with another business enterprise in order to capitalize on the Company’s status as a publicly-traded company in the United States securities markets having some available cash, and thereby potentially increase the share price and possibly increase shareholder value; or
2.    To complete the voluntary liquidation and distribute the remaining cash, less expenses, to all shareholders as a liquidation dividend. In this scenario, each shareholder will receive the gross amount of approximately $0.42 less additional expenses per share, and less any applicable withholding taxes and assuming that the Company will receive the full $703,793 held in escrow. Since $703,793 of the Company’s funds from the sale of its shares in StoreAge will be held in escrow until May 2008, we will have to continue the liquidation process (at an additional expense) for another 14 months at least.

The Liquidators propose that the shareholders consider the first alternative and have reviewed certain potential businesses for this purpose. In the opinion of the Liquidators, the most promising proposal received to date is a possible merger with Witech Communications Ltd. (“Witech”). A brief description of Witech’s business provided to the Company by Witech and a summary of the principle terms of the proposed transaction with Witech are set out in Exhibit A and Exhibit B attached hereto, respectively.

Please note that the shareholders are not being requested to approve a merger with Witech or any other transaction; provided, however, that in the event that the shareholders of the Company approve the termination of the voluntary liquidation proceedings and the nomination of directors, the Company will proceed with its due diligence regarding Witech, then may proceed to the negotiation and execution of definitive agreements based on the principle terms set out in Exhibit A hereto and may provide a bridge loan to Witech in the amount of $1,500,000. The definitive merger agreements and related transactions will be subject to separate shareholder approval. In the event that no transaction is concluded with Witech, the Board of Directors of the Company intends to continue to evaluate alternative transactions in order to maximize shareholder value.

In the event that the termination of the voluntary liquidation proceedings is not approved at the Meeting, the Liquidators will proceed to complete the liquidation of the Company.

It is proposed to adopt the following resolution at the Meeting:

“To approve and adopt, in all respects, as a special resolution, the termination of the voluntary liquidation of the Company and to authorize and empower each of Robi Hartman and Aharon Jacobowitz to take all steps and to sign all documents required to give effect to this resolution.”

The affirmative vote of the holders of seventy five percent (75%) of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required for shareholder approval of the resolution set out above.

APPOINTMENT OF DIRECTORS

(Items 2 and 3 on the Proxy Card)

It is hereby proposed that following and subject to the termination of the voluntary liquidation of the Company, the shareholders shall appoint directors to the Board of Directors of the Company to hold office until the next annual general meeting of shareholders of the Company and until their successors are elected and qualified, unless terminated earlier in accordance with the Company’s Articles of Association.

Under the laws of the State of Israel the Company is required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or any entity under the person’s control, has or had during the two years preceding the date of appointment any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time an external director is appointed all current members of the board of directors are of the same gender, then that external director must be of the other gender.

Our external directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The proposed external directors possess the requisite professional qualifications.

External directors are elected by a majority vote at a shareholders’ meeting, provided that either: at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the external director (disregarding abstentions); or the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and he or she may be reelected to one additional term of three years. Thereafter, he or she may be reelected by the shareholders for additional periods of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company. An external director may only be removed by the same percentage of shareholders as is required for his or her election, or by a court, and then only if the external director ceases to meet the statutory requirements for his or her appointment or if the external director violates his or her duty of loyalty to the company. If an external directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new external director.

Each committee of a company’s board of directors that has the right to exercise a power delegated by the board of directors is required to include at least one external director and our audit committee is required to include all of the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an external director.

The proposed directors, their present principal occupations or employment, ages, whether they have served as directors of the Company in the past, and the number of Ordinary Shares of the Company beneficially owned by each on February 28, 2007, are set out bellow. The number of directors permitted according to the Company’s Articles of Association is up to 11.

Name	Principal Occupation or Employment	Age	Whether Served as Director	Number of Shares Beneficially Owned

Robi Hartman	Joint Liquidator of the Company	45	Yes, until July 2004	2,748,901

Aharon Jacobowitz	Management consultant; Joint Liquidator of the Company	59	Yes, until July 2004	0

Alon Wulkan	Economist and Economic Advisor	35	No	0

Philip Stein*	Certified Public Accountant	53	No

Iris Weller*	Attorney	33	No	0

* Nomination to act as an external director.

Robi Hartman has 23 years of experience as an entrepreneur in the field of technology and as an executive for leading technology companies, with wide experience in public markets, finance and accounting. He acted as a Director of the Company from September 1998 until its entering into voluntary liquidation in July 2004, Vice Chairman of the Board from October 1998 to March 2000, Acting Chief Financial Officer from December 1998 until July 2004, and Chairman of the Board and Chief Executive Officer of the Company from March 2000 until July 2004, and joint liquidator of the Company since July 2004. He serves as the Vice Chairman of the Board of Teledata Networks since the management buyout from ADC Telecommunications in February 2004. He has also served as Chairman of StoreAge Networking Technologies from its inception in 1999 until 2006. Before joining the Company, from 1987 to 1996, Mr. Hartman was the manager of Teledata Communications Ltd., a leading supplier of advanced access solutions, beginning as a manager and progressing to the Chief Financial Officer and finally as Chief Executive Officer and President. From 1996 to 1997, Mr. Hartman was the President of VCON Telecommunications, a pioneer in PC based teleconferencing. Since 1997 he owns and manages West End Technology Investments Ltd. Mr. Hartman received his B.A. in Economics and Political Science from Bar Ilan University and his Masters in Business Administration (MBA) from Bentley College.

Aharon Jacobowitz served as a director of the Company from May 1995 until its entering into voluntary liquidation in July 2004 and as a joint-liquidator of the Company since July 2004. Since 1989, Mr. Jacobowitz has been a management consultant to large organizations on data processing and management issues. His clients include the Accountant General, Ministry of Finance, State of Israel, General Manager of the Social Security Institute in Israel and Teva Pharmaceutical Industries Ltd. In addition to his consultancy business, Mr. Jacobowitz served three periods as general manager of two high-tech start up companies and the Israeli branch of Coopers and Lybrand consultancy firm. Prior to 1989, Mr. Jacobowitz was employed for 14 years in various capacities in the marketing division of IBM Israel Ltd. His main specialties are networking, midrange systems and project management. He holds a BSc in Mathematics and Physics and an MSc in computer sciences (with distinction) both from the Hebrew University of Jerusalem.

Alon Wulkan has served during the last five years in various positions in Kardan Israel Ltd. and its subsidiaries, including Vice President of Finance, economist and economic advisor and acts as a director of Kardan Trade and Retail Ltd., Tuxedo Holdings (1999) Ltd.; Kardan Securities Ltd. and Kardan Financial Holdings Ltd. Mr. Wulkan is the son-in-law of Mr. Schnur who is one of the beneficiaries of a trust that holds the shares of CDC Holdings Ltd. (the holder of approximately 11% of the issued and outstanding shares of the Company). Mr. Wulkan holds a BA in Social Sciences and Economics from the Open University in Israel and a Masters in Business Administration (MBA) from Tel Aviv University.

Philip Stein established the accounting firm of Philip Stein & Associates Ltd., an accounting firm situated in Jerusalem, Israel specializing in US taxation, in 1979 and has been engaged with this firm since then. Prior to that he worked a the predecessor of Ernst & Young in the Chicago office in their tax department. He has a BS in Accountancy from the University of Illinois and a MBA from the University of Michigan specializing in US taxation and has been a qualified CPA (State of Illinois) since 1976.

Iris Weller, has been acting since January 2006 as the Legal Consultant & Personal Assistant to Mr. Avner Schnur. Mr. Schnur is one of the beneficiaries of a trust that holds the shares of CDC Holdings Ltd. (the holder of approximately 11% of the issued and outstanding shares of the Company) and a principal shareholder and director of Kardan NV, a company traded on the Amsterdam Euronext and Tel-Aviv Stock Exchange. Kardan NV is actively involved in real estate, financial services, infrastructure, communications & technologies, and automotive. From 2003- 2006, Mrs. Weller was a prosecutor with the District Attorney Office. Between the years 1999-2002, Mrs. Weller managed the Los Angeles branch of Kelly Law Registry, a leading American legal consulting and placement firm. Mrs. Weller received her LLB degree from Haifa University School of Law and her LLM degree from UCLA School of Law. She is a member of both the Israeli Bar Association and the State Bar of California.

It is proposed to adopt the following resolutions, to come into effect subject to and upon termination of the voluntary liquidation proceedings of the Company:

1.
“To approve the election of Robi Hartman, Aharon Jacobowitz and Alon Wulkan as directors of the Company: Mr. Jacobowitz to hold office until the close of business of the 2008 Annual General Meeting and until his successor has been duly elected and qualified; Mr. Wulkan to hold office until the close of business of the 2009 Annual General Meeting and until his successor has been duly elected and qualified and Mr. Hartman to hold office until the close of business of the 2010 Annual General Meeting and until his successor has been duly elected and qualified.

2.
To approve the election of each of Mr. Philip Stein and Ms. Iris Weller as an External Director (as defined in the Israeli Companies Law) of the Company and to approve that their compensation shall be equal to $12,000 per annum or, if greater, the lowest cash compensation paid to any other director of the Company who receives cash compensation from the Company and who is not an employee, consultant, service provider or controlling shareholder (or office holder of such controlling shareholder) of the Company (the “Other Directors”), but in any case, not to exceed the average cash compensation paid to the Other Directors and to approve the grant to each of Mr. Philip Stein and Ms. Iris Weller 45,000 options to purchase Ordinary Shares of the Company, as a part of an incentive option plan to be adopted for all directors who are not external directors and other officers of the Company, or, if greater, the lowest option compensation granted to Other Directors who receive options from the Company, but in any case, not to exceed the average option compensation granted to the Other Directors, all as determined in accordance with the Israeli Companies Law and regulations. The options shall vest annually in equal shares over three years following the grant date, and the exercise price shall be equal to the exercise price of the options first granted following the date of this resolution to any Other Director, all as may be adjusted in accordance with the Israeli Companies Law and regulations”.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual

General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of Messrs. Hartman, Jacobowitz and Wulkan. The approval of the election as external directors of Mr. Stein and Ms. Weller shall require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon, provided that either (i) at least one third of the non-controlling shareholders represented and voting at the Annual General Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1 % of the voting rights in our company.

The attached Proxy Card allows a shareholder to withhold approval for any specific nominee.

Under the Israeli Companies Law, with respect to the election of each of Mr. Philip Stein and Ms. Iris Weller as an external director requires that our shareholders notify us prior to the vote at the Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a controlling interest in the Company. The term “ controlling interest” is defined as the ability to direct the activities of the Company, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position within the Company, and a person will be deemed to have a controlling interest if he or she holds 50% or more of the voting rights of the Company. If a shareholder fails to notify us as to whether he or she has a controlling interest, the shareholder may not vote and his vote will not be counted with respect to such item. There will be a specific place on the front of the proxy card to indicate if you have a controlling interest.

APPOINTMENT OF AUDITORS

(Item 4 on the Proxy Card)

Kesselman & Kesselman, a member of PriceWaterhouseCoopers, have been nominated by the Liquidators of the Company as the auditors of the Company for the fiscal years ending December 31, 2004, 2005 and 2006. The Liquidators propose that these auditors be nominated at the Meeting to serve as the Company’s independent auditors for the fiscal year ending December 31, 2007. They have no relationship with the Company or with any affiliate of the Company except as auditors.

It is proposed to adopt the following resolution to come into effect subject to and upon termination of the voluntary liquidation proceedings of the Company:

“To ratify and approve the appointment of Kesselman & Kesselman, a member of Price Waterhouse Coopers, as the Company’s independent auditors for the fiscal year ending December 31, 2007 and until the next annual meeting of shareholders and to authorize the Company’s Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required to approve the above resolution.

DIRECTORS AND OFFICERS INSURANCE

(Item 5 on the Proxy Card)

It is proposed to adopt the following resolution to come into effect subject to and upon termination of the voluntary liquidation proceedings of the Company:

“The Company is authorized to procure Directors and Officers insurance with coverage of up to $5,000,000 per event and up to $5,000,000 per annum in the aggregate, with an annual premium not to exceed $50,000”.

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required to approve the above resolution.

Mr. Robi Hartman     Mr. Aharon (Ronny) Jacobowitz
Joint Liquidators
Dated: March 8, 2007

EXHIBIT A

Witech Communications Ltd. - Company Summary Profile

THE SUMMARY BELOW IS BASED ON PRIMARILY INFORMATION RECEIVED FROM WITECH AND, TO A LESSER EXTENT, ON INITIAL DUE DILIGENCE BY THE COMPANY. THE COMPANY HAS NOT VALIDATED THE INFORMATION PROVIDED BELOW. THERE ARE SUBSTANTIAL RISKS ASSOCIATED BY THE BUSINESS OF WI TECH. THE COMPANY IS PLANNING TO CONTINUE THE DUE DILIGENCE PROCESS AFTER AND SUBJECT TO THE APPROVAL OF THE TERMINATION OF THE VOLUNTARY LIQUIDATION PROCEEDINGS. THIS SUMMARY IS NOT INTENDED AS AN OFFERING OR A SOLICITATION TO PURCHASE ANY SECURITIES OF IIS OR OF WITECH. IN ADDITION, CERTAIN OF THE STATEMENTS CONTAINED BELOW ARE NOT PURELY HISTORICAL AND ARE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND ACTUAL RESULTS COULD DIFFER MATERIALLY FROM SUCH RESULTS DISCUSSED. ALL FORWARD-LOOKING STATEMENTS INCLUDED BELOW ARE BASED ON INFORMATION AVAILABLE TO US ON THE DATE HEREOF.

Incorporation: Witech Communications Ltd. (“Witech”) is an Israeli company, incorporated in February 2004, engaged in the field of video transmission using wireless communications. Witech directly and through CDRide Corp., its wholly owned subsidiary (the “Subsidiary”), employs approximately 32 employees.

Existing Products: Witech’s first product is a wireless video transmission system for use on roller coasters and thrill rides in amusement parks as well as other moving attractions. A small, digital video camera and a wireless transmitter are attached to each car of the roller coaster. The camera films the riders during the ride and transmit the video data to a wireless receiver and a computer. The video file is edited and written onto a DVD that the customer can purchase. In addition to a DVD, the rider can purchase a set of 4 printed pictures captured from various video frames during the ride. Witech installs the relevant equipment such as a computer server, wireless infrastructure, plasma screens and a point-of-sale for purchase of the DVD’s. Witech’s revenues derive from percentages of the purchases of the DVDs to visitors of the amusement parks or from sales of a complete system to the park.

As far as the Company is aware, Witech is the first company in the world to successfully introduce and install an on-ride video system. The major “competition” to its product in the market is ride photography in which a photograph is taken of riders at some point on the ride and offered to every rider for sale at the disembarkation point. Nevertheless, other companies are reported to be developing on-ride video products, but Witech believes it has a significant lead with 9 systems already operating in the 2006 park season, and orders (or in advanced process)

for an additional 25 systems in 2007. Witech believes it has a window of opportunity to get a large sufficient market share as the first player in this market of on-ride video.

The goals of Witech are to integrate wireless and video technologies to create new applications. Wireless technology is advancing rapidly, and problems that were limited by technology as recently as 12 months ago can now be solved. Companies with expertise in this field will be well suited to take advantage of this technology.

Witech’s core team combines expertise in the integration of multi-disciplinary technologies, related to the Witech’s products.

Witech has received over $3.2 million in equity and loan funding as of February 28, 2006.

The market: There are currently about 2,100 roller coasters all over the world. Approximately 58 new roller coasters are planned for 2007. In addition, there are more than 1,000 water-coasters world-wide, and several thousand additional attractions on which Witech’s technology may be relevant. On-ride video has significant advantages over ride photography and it may be viewed as very attractive by many customers. Witech wishes to supply as many systems as possible while there is no competition.

In addition to roller coasters and amusement park thrill rides; there may be other potential applications for Witech’s technology in the leisure industry, such as, helicopter tours, go-kart attractions and schools for training racing car drivers. Witech has received interest from arcade game manufacturers who would like to record the competing players in arcade games.

According to Witech, as of December 2006, no competitor has managed to install even one successful video system on rides.

Initial Installations: Witech installed 2 beta-systems in 2005 and it started taking orders for delivery in 2006. 2006 was the Witech’s first year of commercial sales. As of February 28, 2007, Witech successfully installed 9 systems in 7 amusement park rides.

According to Witech, 5 of the parks with systems in 2006 have requested additional systems for the 2007 season. The 2 parks that did not order additional systems are both small parks with only 1 roller coaster.

Business Model and Revenues: The amusement park industry is largely seasonal and most parks operate from June through August. Many parks are also open for weekends in May and September.

Witech’s sales model is one of revenue sharing. Typically, Witech installs the systems in the parks at Witech’s expense and it splits the revenue with the park. Each installation comprises on-ride video cameras and computers to store the recorded videos. The park usually provides a sales booth and sales personnel, One of the systems in 2006 was operated by Witech employees and generated significantly more revenues than systems operated by park personnel. Witech is planning to have 7 rides with its own employees for the 2007 season and to operate most of the parks with its own employees in 2008.

Revenues: An average park season has approximately 104 days of operation (62 days in July and August and the equivalent of another 42 days by taking into account days, evenings and weekends in April, May, June, September and October). Many of the states require regulatory approval from the appropriate state agency in order to install a system on a roller coaster. Witech has gained experience from the 2006 season in working with state regulatory agencies. Witech is aware of all required State approvals in the US and has obtained most of the approvals already for the 2007 rides.

Expected revenues are based on the level of sales currently obtained by the ride-photo industry. The numbers vary from park to park, but the revenues are largely dependent on 4 major factors:
1.	The total park attendance
2.	The ride capacity
3.	The type of ride (kiddy, thrill etc.)
4.	The age of the ride.

The typical revenues from ride-photo operations for a season range from $100,000 to $500,000. Large parks (attendance over 2,000,000 visitors) and large capacity thrill rides will have revenues in the range of $150,000 -300,000. If the ride is new, then the revenues can increase to $500,000. It is expected that on-ride video should perform at least as well as ride-photography, if not better.

Based on a 50/50 revenue share model, Witech’s net revenues are projected to range from $50,000 to $250,000 per ride. The revenue share ratio can also change depending on a number of factors. In a number of parks Witech provides not only the video system, but the sales booth and the system operators as well. In these limited cases, Witech’s share of the gross revenues can increase to 70%.

The system cost is expected to be reduced significantly in the future due to integration of the various system components into a single board. Commencing 2008, the average system is expected to pay for itself in less than one season. Since most contracts are for 5 years, the systems should be very profitable assuming revenues are similar to those of the ride-photography industry.

Witech will have at least 15 rides in parks with more than 2,000,000 visitors in 2007 and will be installing systems on 4 brand new roller coasters. Witech expects that these rides will be “high-performers.”

In addition to the sale of DVD’s, Witech will be introducing new features to the CDRide System in 2007 and 2008. The customers will be offered a print of 4 photographs captured from the video. This feature will be offered for an additional price. Witech will offer downloads of the videos to computers and uploads to MP4 players and PDA’s. Witech is currently working on a feature to send a video message to cell phones. All of these features should lead to additional revenues.

There is great potential for the CDRide System in applications other than amusement parks and roller coasters. Witech has received requests to install systems on airplanes, helicopters, go-karts and game arcades. These type of applications offer further sources of potential revenues.

Goals: Witech’s goals for 2007 are in three major areas: operational/technical, marketing and financial.

In the operational/technical arena, the goals are twofold:
1.	To install at least 30 new systems in existing and new parks as well as non-park attractions for the 2007 season.
2.	To prepare a modular, low-cost installation kits for mass installation for 2008 and the following years.

In the marketing field, the main goal of Witech is to set up a significant international sales force.

Financial Requirements. The funds from a combination with IIS are anticipated to enable Witech to install the additional 30 systems in 2007 and to achieve significant growth; however, additional financing will be required in 2008 to more fully implement its business plan.

Witech believes it has a window of opportunity in the next few years and its goal is to have a significant market penetration in the next 4 years; thus, it expects to install more than one hundred installations on new and existing rides.

With an expectation of 30 new installations in 2007, Witech will have a total of 39 systems operating this year. Witech has already signed contracts with 2 of the largest amusement park chains in North America.

EXHIBIT B

Summary Outline of the Proposed Transaction with Witech Communications Ltd.

On February 20, 2007 the Company signed a Memorandum of Agreement (“MOA”) with Witech and shareholders holding 65% of the outstanding shares of Witech (the “Shareholders”), subject to certain pre-conditions, with regard to the merger between IIS and Witech in accordance with the Israeli Companies Law, such that Witech will be merged with and into IIS and IIS shall be the surviving company (the “Merger”).

According to the MOA the Parties intend to execute detailed and final agreements based on the principles set forth in the MOA no later than ninety (90) days from the date of the MOA. However, in the event that certain pre-conditions set forth in the MOA have not been fulfilled, at the option of IIS, the ninety-day period will be extended accordingly for another thirty (30) days.

1.    Merger Consideration

1.1
As the full and exclusive consideration to the Shareholders in connection with the Merger, upon consummation of the Merger (the “Closing”) IIS will issue to the Shareholders Ordinary Shares of IIS equal (after such issuance) to fifty percent (50%) of the issued and outstanding shares of IIS immediately following the Closing (the “Merger Shares”).

1.2	Prior to the consummation of the Merger, all outstanding options to the Shareholders or the employees of Witech will be cancelled.

1.3
In accordance with Israeli tax requirements, for a period of twenty four (24) months following the Closing (the “Restricted Period”) the Merger Shares and all shares in IIS held by other shareholders of IIS holding five percent (5%) or more of the issued and outstanding shares of IIS immediately following the Closing (the “Current Shares” (currently only Robi Hartman and CDC Holdings Ltd.), and together with the Merger Shares, the “Restricted Shares”) may not be transferred or sold; except that up to ten percent (10%) of the Restricted Shares (the “Threshold Shares”) of IIS following the Merger may be sold during the Restrictive Period. The Shareholders shall have the right to determine sale of sixty percent (60%) of the Threshold Shares, provided that the senior management of Witech who will become IIS employees (Chip Moss, David Eluz, Eli Cohen and Ronen Segal (collectively, the “Designated Executives”) and their affiliates shall not sell any shares during the Restricted Period. The current shareholders of IIS shall have the right to determine the sale of the remainder of the Threshold Shares. In order to ensure compliance with this restriction, all the Merger Shares and the Current Shares will be held in escrow by a mutually agreed escrow agent (the “Escrow Agent”) for during the Restricted Period.

2.    Limitation of Liabilities Assumed by IIS

2.1
At the date of the Closing: (i) the aggregate total liabilities (of any kind or nature whatsoever) of Witech and CDRide Ltd., its wholly owned subsidiary (the “Subsidiary”) to any of the Shareholders or any of their affiliates and to any financial institutions or other lenders, on a consolidated basis, will not exceed $1,000,000 (ii) IIS shall assume the net liability in respect of expenses of Witech incurred in the ordinary course of business prior to December 31, 2006, in the amount not to exceed $210,000, and (iii) there shall be no outstanding loans or payments due to any of the Shareholders or their affiliates, except as set out in the MOA and except for unpaid salary and related benefits for the month preceding the Merger. At the Closing, all shareholders and option holders of Witech will sign a customary waiver and release letter except with respect certain liabilities set out in the MOA.

2.2
The Shareholders will indemnify and hold IIS and its shareholders, officers, directors, representatives or agents harmless from and against any of the liabilities and obligations in excess of the amounts specified above or that are not assumed by IIS (collectively, the “Excluded Liabilities”), provided however that the sole source of such indemnification shall be the proceeds from the sale of twenty five percent (25%) of the Merger Shares (the “Escrow Shares”) except in the case of fraud and breaches of the capitalization and ownership of assets for which the remedy would not exceed the aggregate monetary value of the Merger Shares at Closing. In the event of any Claims for such indemnification, the Escrow Agent may sell the Escrow Shares to satisfy such Claims.

3.    Employee-Related Matters.

3.1
Certain employees of Witech detailed in the MOA shall undertake to work for IIS, and IIS shall undertake to employ such Witech employees, for time periods as specified in the MOA under their existing employment terms. IIS will not assume obligations related to the employment of the Designated Executives for the period prior to February 1, 2007.

3.2
As soon as practical after the Closing, IIS will grant stock options to the Designated Executives and other executives designated by Witech and agreed by IIS to purchase an aggregate of 2,300,000 shares of IIS at an exercise price equal to the average trading price per share of the Merger Shares during the twenty (20) trading days prior to the Closing (the “Closing Price”), vesting in eight (8) semi- annual installments as long as each such executive continues to be employed by IIS. It is intended that these options will be issued according to the capital gains route under Section 102 of the Israeli Income Ordinance. In addition, IIS will increase the shares reserved for issuance to directors, employees and consultants of IIS and its subsidiaries pursuant to its incentive stock option plans by an additional 1,000,000 shares.

4.    Non-Compete. All the Shareholders which are employees or consultants of Witech or the Subsidiary, as well as officers and directors of Witech which shall be detailed in the Final Agreements shall undertake not to compete, directly or indirectly, with Witech’s business for twenty four (24) months following the Closing.

5.    No Shop

5.1	Witech and the Shareholders commit to standard no-shop condition during Exclusivity Period, none of the Shareholders or Witech, or any of their officers, directors.

5.2
During the Exclusivity Period and unless the MOA has been earlier terminated, none of IIS or any of their officers, directors, representatives or agents will, directly or indirectly, (i) solicit, initiate, knowingly encourage or accept any other proposals or offers from any corporation, partnership, person, entity or group (collectively “Person”) relating to any acquisition of any shares or assets of IIS or of another entity (other than purchase of short term investments of publicly traded securities or sale of its shares in Enargis Storage Solutions Ltd.), or (ii) participate in any discussions or negotiations with any Person (other than Witech) regarding, or furnish to any Person (other than Witech) any information with respect to, a merger. IIS will immediately cease any existing discussions or negotiations conducted by such Person with respect to any of the foregoing.

6.    Pre-Closing Covenants of Witech and the Shareholders.

6.1
Prior to the Closing, Witech and the Subsidiary shall conduct their business solely in the ordinary course of business Witech will not take, and the Shareholders will not cause Witech to take certain actions, without the prior written consent of IIS.

6.2	IIS shall be permitted to nominate a person who will have the right to observe the activities of Witech or the Subsidiary.

7.    Conditions to Witech’s and the Shareholders’ Obligations

7.1
Witech’s and the Shareholders’ obligations to consummate the Merger is subject to (i) IIS having cash or short-term investments (as of the date of the Closing or June 30, 2007 whichever is earlier) of at least $4,850,000 (including for this purpose the Loan (defined below) and the funds in escrow from the sale of its shares in StoreAge Networking Technologies Ltd.); (ii) increase of IIS’s registered share capital to at least 30,000,000 Ordinary Shares; (iii) amendment of the Articles of Association of IIS to eliminate the casting vote of the Chairman of the Board of Directors according to Article 71(c) and the staggered Board of Directors according to Article 50; (iv) the Ordinary Shares of IIS shall be traded on the “Pink Sheets” or the OTCBB, and (v) there shall not be on the Closing date any judgment or order of a court of competent jurisdiction or any ruling, regulation, or order of any agency of the Israeli or U.S.

federal, state or local government which would prohibit or have the effect of preventing consummation of the issuance of the Consideration Shares, and the transaction contemplated by the MOA shall not be prohibited or enjoined (temporarily or permanently) by any applicable law or governmental or other regulation.

7.2
Following and subject to the termination of IIS’s voluntary liquidation proceedings, at the request of Witech and provided that IIS has not terminated the MOA, IIS will provide a loan to Witech in the amount of up to $1,500,000 (the “Loan”) to fund its activities pending Closing in the ordinary course of business according to a budget approved by IIS and for repayment of the bridge loan in the amount of up to $600,000 on terms to be approved by IIS, that may be provided to Witech prior to the receipt by Witech of the Loan. The Loan will bear interest at the annual rate of LIBOR plus 5% (subject to increase as set out in Section 9.4 below) and will be secured by a charge on all assets of Witech, subject only to the charge in favor of Mizrahi Tfahot Bank to secure its loan in the amount of $400,000. The Loan will be made within 60 days of the signing of the MOA

8.    Confidentiality and Publicity; Information.

The Shareholders and Witech and their respective officers, directors, employees, representatives or agents and any other person acting on their behalf shall keep the MOA and related correspondence in strict confidence. IIS shall be allowed to make public release with respect to the MOA in accordance with the disclosure requirements of all applicable laws, including for the purpose of disclosure to its shareholders.

9.    Binding Effect; Conditions Precedent.

9.1
The MOA is binding on Witech and the Shareholders subject to the terms of this MOA. Closing of the transactions contemplated under the MOA is subject (i) to satisfaction, in the sole discretion of IIS, of IIS’s due diligence requirements, including technical, financial and legal diligence; (ii) receiving the approval of the applicable corporate organs of IIS to the MOA and the Definitive Agreements, including without limitation the shareholders of IIS, including the approval of IIS’s shareholders to terminate the voluntary liquidation of IIS and all other approvals legally required, (iii) the signing of mutually acceptable Final Agreements containing additional provisions customary in transactions of this type, and (iv) satisfaction of the conditions precedent set forth herein; (v) obtaining of a ruling from the Israeli Tax Authority confirming that the Merger will be tax-free subject to reasonable conditions set forth therein (the “Tax Ruling”), and (vi) the mutual execution of employment agreements between IIS and the Designated Executives. In addition, IIS shall not be obligated to consummate the contemplated transactions if at any time before the Closing there is any effect, change, event, circumstance or condition which, has or would reasonably be expected to have a material adverse effect on the business, assets, prospects, results of operations or financial condition of Witech and the Subsidiary taken together as a whole. If the Tax Ruling is subject to unreasonable conditions, the parties will negotiate in good faith an alternative structure for the transaction.

9.2
Witech and the Shareholders will have the right to terminate the MOA by written notice to IIS if, not later than two (2) days prior to the Meeting, if as a result if Witech’s due diligence, Witech reasonably determines that any of the following exist:

(i)	IIS has business activities other than managing its cash resources and its minority shareholding in Energies Storage Solutions Ltd.;

(ii)
There are material obligations of IIS open under prior asset sale agreements (not including the escrow arrangement under the agreement according to which IIS sold its shares in StoreAge Networking Technologies Ltd.);

(iii)	There are rights to IIS shares other than shares and options currently issued and outstanding as reflected in IIS’s Form 20-F for the year ended December 31, 2003 (the “20-F’);

(iv)	There are material related party transactions other than as described in 20-F and in the Proxy Statement dated June 30, 2004 (the “Proxy Statement”)

(v)	There have been material changes to status of IIS employment agreements from the description in the 20-F and Proxy Statement;

(vi)	There are material risks of material legal claims or actions being instituted against IIS or any material claim has been instituted against IIS;

(vii)	There is a material risk that IIS will not be able to successfully consummate registration of the Merger Shares;

(viii)
Since the date of the 20-F there has not been any effect, change, event, circumstance or condition which, when considered with all other effects, changes, events, circumstances or conditions, has or would reasonably be expected to have a material adverse effect on IIS, it being understood that the sale of shares in StoreAge Networking Technologies Ltd. and the voluntary liquidation proceedings shall not be considered as a material adverse effect.

9.3	In addition if the shareholders of IIS do not approve the MOA or the termination of the voluntary liquidation of IIS within sixty (60) days of the MOA, Witech or IIS may terminate the MOA by written notice to the other Parties and no Party will have any claims or demands against the other Parties in connection with the MOA or termination thereof. If for any reason IIS decides not to enter into the Final Agreements after the Loan has been provided to Witech, the Loan and accrued interest will be repaid to IIS within ninety (90) days of the termination of the MOA.

9.4
In addition, in the event that the Merger is not consummated due to the failure of Witech and/or the Shareholders to receive a favorable tax ruling, without releasing Witech from its obligation to repay the Loan according to its terms, in consideration for IIS’s efforts and investment of time and money in pursuing the Merger, Witech will issue to IIS five percent (5%) of the issued and outstanding share capital of Witech, on a fully diluted basis and the interest on the Loan will be increased to LIBOR plus 10% (or the maximum rate permitted by law, whichever is lower) retroactively to the date it was provided to Witech.